UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year end December 31, 2001

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 0-6890

Mechanical Technology Incorporated MTI Savings and Retirement Plan

(Title of Plan)

Mechanical Technology Incorporated

(Issuer of Securities)

431 New Karner Road

Albany, New York 12205

(Address of Principal Executive Office)

Item 4:	Page
Financial Statements
Mechanical Technology Incorporated MTI Savings and Retirement Plan

Report of Independent Accountants	4

Statements of net assets available for benefits at December 31, 2001 and 2000	5

Statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000	6

Notes to financial statements	7-13

Supplemental schedule of assets held for investment purposes at December 31, 2001	14

Exhibits
23.1 - Consent of Independent Accountants

REQUIRED INFORMATION

Mechanical Technology Incorporated MTI Savings and Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Item 4 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Mechanical Technology Incorporated MTI Savings and Retirement Plan

DATE: June 18, 2002	BY: s/Cynthia A. Scheuer
Cynthia A. Scheuer
Employer, as Plan Sponsor and Plan Representative

Report of Independent Accountants

To the Participants and Administrator of

Mechanical Technology Incorporated MTI Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mechanical Technology Incorporated MTI Savings and Retirement Plan (the "Plan") at December 31, 2001 and 2000 and, the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Albany, New York

June 13, 2002

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and December 31, 2000
	DECEMBER 31,
	2001	2000
ASSETS
Investments in common collective fund, at fair value	$ 4,660,704	$ 5,090,569
Investments in MTI stock fund, at fair value	75,630	45,278
Investments in registered investment companies, at fair value	5,577,154	6,877,651
Participant notes receivable	1,758	2,054
Total investments	10,315,246	12,015,552

Contributions receivable - employer	5,154	1,975
Contributions receivable - participants	11,956	5,181
Total assets	10,332,356	12,022,708

NET ASSETS AVAILABLE FOR BENEFITS	$10,332,356	$12,022,708

The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORTED

MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2001 and December 31, 2000

	DECEMBER 31,
	2001	2000
Additions to net assets attributed to:
Investment income:
Interest	$ 332,363	$ 961,436
Net depreciation in fair value of MTI stock fund	(43,710)	(82,696)
Net depreciation in fair value of registered investment companies	(1,472,644)	(1,680,437)
Net investment loss	(1,183,991)	(801,697)

Contributions:
Employer	127,788	84,711
Participant	310,612	237,742
Rollovers	16,386	18,845
Employee forfeitures	14,863	-
	469,649	341,298
Total additions, net	(714,342)	(460,399)
Deductions from net assets attributed to:
Benefits paid to participants	976,010	1,980,554
Employee forfeitures	-	9,101
Total deductions	976,010	1,989,655
Net decrease	(1,690,352)	(2,450,054)
Net assets available for benefits:
Beginning of year	12,022,708	14,472,762
End of year	$10,332,356	$12,022,708

The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Mechanical Technology Incorporated MTI Savings and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

  General

  The Plan is a defined contribution plan covering substantially all employees of Mechanical Technology Incorporated (Plan Sponsor). Employees are eligible to participate in the Plan after completing 6 months of service and attaining the age of 21. Prior to July 1, 1998, employees were eligible to participate upon the first day of the month following completion of at least one thousand hours of service during any consecutive twelve-month period commencing with the employee's date of hire and the attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

  Contributions

  Participant contributions:

  The Plan permits pre-tax (basic) participant contributions through compensation deferrals not to exceed the greater of 15% of compensation or the maximum permitted by the Internal Revenue Code. Such contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Participants may also elect to make after-tax (voluntary) contributions to the Plan not exceeding 9% of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

  Plan Sponsor contributions:

  The Plan Sponsor matches, on a discretionary basis, participant basic contributions. Matching contributions have, in the past, been as much as 4% of credited compensation, as defined in the Plan agreement.

  The Plan Sponsor may also make additional discretionary profit sharing contributions for the benefit of plan participants employed on the last day of the Plan's fiscal year. Profit sharing contributions, if any, are allocated to plan participants based on the ratio of participant compensation to the total compensation of all eligible plan participants for the plan year.

  Participant Accounts

  Each participant's account is credited with the participant's contribution and allocations of (a) the Plan Sponsor's contribution and, (b) Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

  Participants are immediately vested in their contributions plus actual earnings thereon. As of July 1, 1998, a participant is fully vested in the Plan Sponsor matching and discretionary contribution portion of their accounts plus actual earnings thereon upon the earliest of completing five years of credited service, previously seven years; the event of death, disability or retirement; MTI terminates or freezes the Plan.

  MECHANICAL TECHNOLOGY INCORPORATED

  MTI SAVINGS & RETIREMENT PLAN

  NOTES TO FINANCIAL STATEMENTS - Continued

  Investment Options

Participants may direct the investment of contributions in multiples of 5% in any of the investment options identified below, as selected by the Plan's trustees. Changes to the investment fund designations may be made daily through the Plan's record-keeper. The fund's investment strategies are subject to change and future performance cannot be guaranteed.

Number of Participants
Invested in the Funds
Investment Options Available	as of December 31, 2001
MTI Stock Fund	16
MFS/F&C International Growth Fund	9
MFS Global Growth Fund	44
MFS Emerging Growth Fund	66
MFS Total Return Fund	50
MFS Bond Fund	38
MFS Fixed Fund	108
Massachusetts Investors Growth Stock Fund	77
Massachusetts Investors Trust Fund	44

MTI Stock Fund

The fund is a unitized fund which invests in Mechanical Technology Incorporated common stock and maintains a portion of the fund in money market investments.

MFS/F&C International Growth Fund

The fund's investment objective is capital appreciation. The fund invests, under normal market conditions, at least 65% of its total assets in foreign (including emerging market) securities. The fund may also invest in derivative securities. The fund focuses on companies it believes have above average growth potential.

MFS Global Growth Fund

The fund's investment objective is to provide capital appreciation by investing in securities of companies worldwide growing at rates expected to be well above the growth of the overall U.S. economy. The fund invests, under normal market conditions, primarily in securities of companies in three market sectors: U.S. emerging growth companies, foreign growth companies, and emerging market securities. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related equity securities. The fund may also invest in derivative securities.

MFS Emerging Growth Fund

The fund's investment objective is long-term growth of capital. The fund invests primarily in emerging growth companies that display the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities. The fund may also invest in foreign securities (including emerging market securities) and may have exposure to foreign currencies. The fund may also invest in debt and derivative securities.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

MFS Total Return Fund

The fund's investment objective is to provide above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. The fund is a "balanced" fund and invests in a combination of equity and fixed income securities. Under normal market conditions, the fund invests at least 25% of its net assets in non-convertible fixed-income securities, and at least 40% but no more than 75% of net assets in common stocks and related securities. The fund may also invest in derivative securities.

MFS Bond Fund

The fund's investment objective is to provide as high a level of current income as is believed to be consistent with prudent risk. The fund invests, under normal market conditions, at least 65% of its total assets in fixed income securities including, corporate bonds, U.S. government securities and mortgage-backed and asset-backed securities. The fund may also invest in derivative securities.

MFS Fixed Fund

The fund strives to maintain a stable $1 unit value by investing primarily in stable-value investment contracts issued by major insurance companies and major banks.

Massachusetts Investors Growth Stock Fund

The fund's investment objective is to provide long-term growth of capital and future income rather than current income. The fund emphasis is placed on companies that the investment advisor believes offers better than average prospects for long-term growth. The fund may invest in foreign securities through which it may have exposure to foreign currencies. The fund invests its assets in common stocks and securities convertible into common stocks of companies. The fund may also invest in derivative securities.

Massachusetts Investors Trust Fund

The fund's investment objective is to seek long-term growth of capital with a secondary objective to seek reasonable current income. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities. The fund generally focuses on companies with larger capitalizations that its investment advisor believes have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow. The fund will also seek to provide income equal to approximately 90% of the dividend yield on the Standard & Poor's 500 Index. The fund may invest in foreign securities through which it may have exposure to foreign currencies. The fund may also invest in derivative securities.

  Participant notes receivable

  Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund. Loan terms range from 1 to 5 years. The loans are collateralized by the balance in the participant's account and bear interest at the Prime interest rate plus 2 percent on the date the loan is made. The interest rate on outstanding loans at December 31, 2001 and 2000 was 10.5 percent. Principal and interest is paid ratably through monthly payroll deductions.

  Payment of benefits

Normal retirement age is 65. The Plan permits early retirement at age 55 with five years of service. Upon retirement, disability or death, a participant or beneficiary may elect to receive his or her vested individual account balance of more than $5,000 in the form of an annuity, a lump-sum payment or monthly installments over the recipient's life expectancy, not exceeding ten years. A participant or beneficiary with a vested individual account balance under $5,000 will receive a lump-sum payment.

A terminated participant is entitled to a lump-sum payment of the vested interest in his or her account. A terminated participant with five or less years of service forfeits the right to receive a portion of the accumulated benefit attributable to Plan Sponsor contributions.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

  Forfeited Accounts

At December 31, 2001, forfeited non-vested accounts totaling $15,697 were available to the Plan Sponsor. These amounts will be used to first pay Plan administrative expenses, then to reduce future employer contributions. Plan administrative expenses and employer contributions paid from the forfeiture account totaled $6,470 and $66,848, respectively, in 2001 and $9,154 and $29,909, respectively, in 2000.

  Plan Administrative Costs

The Plan Sponsor pays both the annual trustee fees and annual audit fees of the Plan.

  SIGNIFICANT ACCOUNTING POLICIES
  Basis of preparation

  The financial statements of the Plan are prepared on the accrual basis of accounting.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

  Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares, or units held by the Plan at year-end. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net (depreciation) appreciation in the fair value of its investments which consists of the realized gains or losses (computed on average cost) and the unrealized (depreciation) appreciation on those investments.

  Payments of Benefits

Benefits are recorded when paid.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

  INVESTMENTS

The Plan's investments are held by an investment company. The following table presents the fair values of investments, which includes investments that represent 5 percent or more of total plan assets.

	December 31, 2001
	Number of Shares	Net Asset Value Per Share	Cost	Fair Value
Investments at Fair Value as Determined by Quoted Market Prices

MTI Stock Fund	12,177	$ 6.21	$ 202,022	$ 75,630

Common Collective Fund:
MFS Fixed Fund	4,660,703	$ 1.00	$ 4,649,759	$ 4,660,704

Registered investment companies:
MFS/F&C International Growth Fund	4,684	$13.93	$ 81,876	$ 65,254
MFS Global Growth Fund	18,308	15.78	519,625	288,897
MFS Emerging Growth Fund	53,059	33.22	2,512,126	1,762,608
MFS Total Return Fund	47,135	14.48	733,459	682,518
MFS Bond Fund	11,876	12.39	150,193	147,144
Massachusetts Investors Growth Stock Fund	154,806	12.89	2,674,940	1,995,454
Massachusetts Investors Trust Fund	38,316	16.58	761,424	635,279
			$ 7,433,643	$ 5,577,154
Investments at Estimated Fair Value
Participant notes receivable			$ 1,758	$ 1,758
Total			$12,287,182	$10,315,246
Net (depreciation) appreciation in fair value of investments:	Year Ended December 31, 2001
Investments at fair value as determined by quoted market prices:
MTI stock fund	$ (43,710)
Common collective fund	-
Registered investment companies	(1,472,644)
$ (1,516,354)

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

  INVESTMENTS

	December 31, 2000
	Number of Shares	Net Asset Value Per Share	Cost	Fair Value
Investments at Fair Value as Determined by Quoted Market Prices

MTI Stock Fund	6,056	$ 7.48	$ 127,960	$ 45,278

Common Collective Fund:
MFS Fixed Fund	5,090,569	$ 1.00	$ 5,090,569	$ 5,090,569

Registered investment companies:
MFS/F&C International Growth Fund	598	$16.84	$ 14,199	$ 10,075
MFS Global Growth Fund	17,484	19.76	498,599	345,484
MFS Emerging Growth Fund	54,835	44.78	2,636,314	2,455,523
MFS Total Return Fund	36,783	15.41	576,321	566,827
MFS Bond Fund	12,337	12.33	156,541	152,111
Massachusetts Investors Growth Stock Fund	153,945	17.14	2,654,377	2,638,625
Massachusetts Investors Trust Fund	35,415	20.02	714,198	709,006
			$ 7,250,549	$ 6,877,651
Investments at Estimated Fair Value
Participant notes receivable			$ 2,054	$ 2,054
Total			$12,471,132	$12,015,552

Net (depreciation) appreciation in fair value of investments:	Year Ended December 31, 2000
Investments at fair value as determined by quoted market prices:
MTI stock fund	$ (82,696)
Common collective fund	-
Registered investment companies	(1,680,437)
$(1,763,133)

  PLAN TERMINATION

  Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 26, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended and restated in 1998, when the Plan changed record-keepers and trustees.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

  AMENDMENT TO PLAN

The Plan was amended for the Plan year beginning January 1, 2002. The amendment reflects required changes for the Economic Growth and Tax Relief Act of 2001 ("EGTRRA"). Key changes to the Plan include:

  Eligible employees will be permitted to make catch up contributions in accordance with, and subject to the limitations of, Internal Revenue Code Section 414(v).
  Vesting schedule for the Plan Sponsor matching contributions is changed to:

  25% after 1 year of credited service

50% after 2 years of credited service

75% after 3 years of credited service

100% after 4 years of credited service

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

Line 4i - Schedule of Assets Held for Investment Purposes at December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
*	Mechanical Technology Incorporated	Stock Fund		$ 75,630
	MFS	F&C International Growth Fund		65,254
	MFS	Global Growth Fund		288,897
	MFS	Emerging Growth Fund		1,762,608
	MFS	MA Investors Growth Fund		1,995,454
	MFS	MA Investors Trust Fund		635,279
	MFS	Total Return Fund		682,518
	MFS	Bond Fund		147,144
	MFS	Fixed Fund		4,660,704
	Participant Notes	10.50%		1,758
Total investments				$10,315,246

(1) Column (d) has been omitted, as the Plan is 100% participant directed.